March 6, 2006

Mail Stop 4561

By U.S. Mail and Facsimile to (847) 597-2692

Ms. Beverley A. Sibblies
Chief Financial Officer
HSBC Finance Corporation
2700 Sanders Road
Prospect Heights, Illinois 60070

Re: HSBC Finance Corporation
       Form 10-K for Fiscal Year Ended December 31, 2004
       Filed February 28, 2005
       File No. 001-8198

Dear Ms. Sibblies:

       We have completed our limited review of your Form 10-K and
related filings and have no further comments at this time.

       Sincerely,

       Kevin W. Vaughn
       Accounting Branch Chief